UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Global Ship Lease, Inc.

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y27183105

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                                              [  ]     Rule 13d-1(b)
                                                                                   [x]     Rule 13d-1(c)
                                                                                   [  ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 21 Pages

Exhibit Index: Page 16

CUSIP NO. Y27183105	Page 2 of 21 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SOROS STRATEGIC PARTNERS LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[x]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

0.00%

12	Type of Reporting Person (See Instructions)
PN

CUSIP NO. Y27183105	Page 3 of 21 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SSP OFFSHORE LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[x]

3	SEC Use Only

4	Citizenship or Place of Organization

NEVIS

	5	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 7,500,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

19.89%

12	Type of Reporting Person (See Instructions)
PN

CUSIP NO. Y27183105	Page 4 of 21 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM PARTICIPATION II LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[x]

3	SEC Use Only

4	Citizenship or Place of Organization

NEVIS

	5	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 7,500,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

19.89%

12	Type of Reporting Person (See Instructions)
PN

CUSIP NO. Y27183105	Page 5 of 21 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SFM AH LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[x]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 7,500,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

19.89%

12	Type of Reporting Person (See Instructions)
OO

CUSIP NO. Y27183105	Page 6 of 21 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SOROS FUND MANAGEMENT LLC

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[x]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		7,500,000
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 7,500,000
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

19.89%

12	Type of Reporting Person (See Instructions)
OO, IA

CUSIP NO. Y27183105	Page 7 of 21 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

GEORGE SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[x]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 7,500,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		7,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

19.89%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. Y27183105	Page 8 of 21 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ROBERT SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[x]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 7,500,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		7,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

19.89%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. Y27183105	Page 9 of 21 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

JONATHAN SOROS

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[x]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 7,500,000
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		7,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,500,000

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

19.89%

12	Type of Reporting Person (See Instructions)
IA

CUSIP NO. Y27183105	Page 10 of 21 Pages

Item	1(a)	Name of Issuer: Global Ship Lease, Inc. (the "Issuer").
1(b)	Address of the Issuer's Principal Executive Offices:
c/o 10 Greycoat Place
London SW1P 1SB
United Kingdom
Item	2(a)	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Soros Strategic Partners LP (“SSP”)
ii)	SSP Offshore LLC (“SSO”);
iii)	SFM Participation II LLC (“SFM Participation”);
iv)	SFM AH LLC (“SFM AH”);
v)	Soros Fund Management LLC (“SFM LLC”);
vi)	George Soros;
vii)	Robert Soros; and
viii)	Jonathan Soros.
Item	2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item	2(c)	Citizenship:
i)	SSP is a Delaware limited partnership;
ii)	SSO is a Nevis limited liability company;
iii)	SFM Participation is a Nevis limited liability company;
iv)	SFM AH is a Delaware limited liability company;
v)	SFM LLC is a Delaware limited liability company;
vi)	George Soros is a United States citizen;
vii)	Robert Soros is a United States citizen; and
viii)	Jonathan Soros is a United States citizen.

CUSIP NO. Y27183105	Page 11 of 21 Pages

Item	2(d)	Title of Class of Securities:

Class A Common Shares, par value $0.01 per share (the “Shares”).

Item	2(e)	CUSIP Number:

Y27183105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item	4.	Ownership:
Item	4(a)	Amount Beneficially Owned:

  Each of SSO, SFM Participation, SFM AH, SFM LLC, George Soros, Robert Soros and Jonathan Soros may be deemed the beneficial owner of 7,500,000 Shares. This number consists of (A) 3,750,000 Shares and (B) 3,750,000 Shares issuable upon the exercise of warrants held for the account of SSO.

Item	4(b)	Percent of Class:

Each of SSO, SFM Participation, SFM AH, SFM LLC, George Soros, Robert Soros and Jonathan Soros may be deemed the beneficial owner of approximately 19.89% of the total number of Shares outstanding assuming the exercise and conversion of all warrants held for the account of SSO.

Item	4(c)	Number of shares as to which such person has:

SSP
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

SSO
(i)	Sole power to vote or direct the vote:	7,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	7,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

SFM Participation
(i)	Sole power to vote or direct the vote:	7,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	7,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. Y27183105	Page 12 of 21 Pages

SFM AH
(i)	Sole power to vote or direct the vote:	7,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	7,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

SFM LLC
(i)	Sole power to vote or direct the vote:	7,500,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	7,500,000
(iv)	Shared power to dispose or to direct the disposition of	0

George Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	7,500,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,500,000

Robert Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	7,500,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,500,000

Jonathan Soros
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote	7,500,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	7,500,000

Item	5.	Ownership of Five Percent or Less of a Class:
                                If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

                                As the result of a transfer of all of the Shares held by SSP to SSO, as of December 31, 2008, SSP ceased to be the beneficial owner of more than five percent of the Shares and as a result, has ceased to be a Reporting Person.

CUSIP NO. Y27183105	Page 13 of 21 Pages

Item	6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of SSO, including Quantum Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SSO in accordance with their partnership interest in SSO.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item	8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item	9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item	10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. Y27183105	Page 14 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 6, 2009	SOROS STRATEGIC PARTNERS LP

	By:	SFM PARTICIPATION II LLC General Partner

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	SSP OFFSHORE LLC

	By:	SFM PARTICIPATION II LLC General Partner

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	SFM PARTICIPATION II LLC

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

CUSIP NO. Y27183105	Page 15 of 21 Pages

Date: January 6, 2009	SFM AH LLC

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	GEORGE SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Date: January 6, 2009	ROBERT SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Date: January 6, 2009	JONATHAN SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

CUSIP NO. Y27183105	Page 16 of 21 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of January 6, 2009, by and between Soros Strategic Partners LP, SSP Offshore LLC, SFM Participation II LLC, SFM AH LLC, Soros Fund Management LLC, George Soros, Robert Soros, and Jonathan Soros	17

B.	Power of Attorney, dated as of June 16, 2005, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and Robert Soros	19

C.	Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	20

D.	Power of Attorney, dated as of October 3, 2007, granted by Jonathan Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor	21

CUSIP NO. Y27183105	Page 17 of 21 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Shares, par value $0.01 per share, of Global Ship Lease, Inc., dated as of January 6, 2009, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 6, 2009	SOROS STRATEGIC PARTNERS LP

	By:	SFM PARTICIPATION II LLC General Partner

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	SSP OFFSHORE LLC

	By:	SFM PARTICIPATION II LLC General Partner

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	SFM PARTICIPATION II LLC

	By:	SFM AH LLC Managing Member

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber

CUSIP NO. Y27183105	Page 18 of 21 Pages

Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	SFM AH LLC

	By:	Soros Fund Management LLC Managing Member

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Assistant General Counsel

Date: January 6, 2009	GEORGE SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Date: January 6, 2009	ROBERT SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

Date: January 6, 2009	JONATHAN SOROS

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Attorney-in-fact

CUSIP NO. Y27183105	Page 19 of 21 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

GEORGE SOROS

/s/ Daniel Eule

Daniel Eule

Attorney-in-Fact for George Soros

CUSIP NO. Y27183105	Page 20 of 21 Pages

EXHIBIT C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

ROBERT SOROS

/s/ Robert Soros

CUSIP NO. Y27183105	Page 21 of 21 Pages

EXHIBIT D

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

JONATHAN SOROS

/s/ Jonathan Soros